

07007128



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AUG 2 7 2007
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SEC FILE NUMBER
8-52670

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Texas Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Granite Parkway, Suite 900
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Gallamore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Texas Capital, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


NOTARY PUBLIC
STATE OF TEXAS
Leslie Campbell
My Commission Expires
June 25, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) *An Oath or Affirmation.*
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Southwest Texas Capital, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2007

Southwest Texas Capital, LLC

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Southwest Texas Capital, LLC

We have audited the accompanying statement of financial condition of Southwest Texas Capital, LLC as of June 30, 2007, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain a discussion or evaluation from the Company's outside legal counsel regarding the pending or threatened litigation described in Note 6.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Texas Capital, LLC as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 23, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Financial Condition
June 30, 2007

ASSETS

Cash	$ 14,338
Receivable from brokers-dealers and clearing organizations	195,197
Other receivables	16,485
Property and equipment, net of accumulated deprecation of $34,946	34,755
	$ 260,775

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 15,649
Commissions payable	53,647
	69,296
Member's equity	
Total member's equity	191,479
	$ 260,775

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Income
For the Year Ended June 30, 2007

Revenues	
Commission income	$3,015,550
Interest income	81,296
Other revenue	472,081
Dividend income	532
Loss on sale of investments	(20,320)
	3,549,139
Expenses	
Commissions and clearance paid to all other brokers	292,703
Salaries	1,017,372
Registered representatives compensation	1,347,321
Occupancy and equipment costs	358,474
Promotional expenses	15,439
Regulatory fees and expense	42,434
Interest expense	46,720
Other expenses	536,679
	3,657,142
Income (loss) before income tax	(108,003)
Provision for federal income taxes	-0-
Net income (loss)	$ (108,003)

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2007

Balance at July 1, 2006	$ 116,951
Additional capital contribution	182,531
Net income (loss)	(108,003)
Balance at June 30, 2007	$ 191,479

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2007

Balance, at July 1, 2006	$ -0-
Increases	-0-
Decreases	-0-
Balance, at June 30, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities	
Net income (loss)	$ (108,003)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	18,570
Change in assets and liabilities:	
Increase in receivable from brokers-dealers and clearing organizations	(44,716)
Increase in other receivable	(16,485)
Decrease in other assets	6,205
Decrease in accounts payable and accrued liabilities	(64,819)
Increase in commissions payable	26,575
Net cash provided (used) by operating activities	(182,673)
Cash flows from investing activities	
Purchase of property and equipment	(4,495)
Net cash provided (used) by investing activities	(4,495)
Cash flows from financing activities	
Additional capital contribution	182,531
Net cash provided (used) by financing activities	182,531
Net increase (decrease) in cash	(4,637)
Cash at beginning of year	18,975
Cash at end of year	$ 14,338

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 46,720
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Southwest Texas Capital, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii). The Company operates as a Texas Limited Liability Company (LLC) and has a sole member, Southwest Texas Capital, Inc. (the "Parent"). Its member has limited personal liability for the obligations or debts of the entity. The Company was incorporated on May 18, 2000 and became effective with the National Association of Securities Dealers, Inc. ("NASD") on October 1, 2000. The Company's customers are located throughout the United States.

Property and equipment are recorded at cost and consist of furniture and office equipment. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 3 to 5 years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2007, the Company had net capital of approximately $139,275 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation is as follows:

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 69,701	$ 34,946	$ 34,755

Depreciation expense for the period ended June 30, 2007 was $18,570 and is shown in other expenses.

Note 5 - Income Taxes

The Company is a single member limited liability company and as such is consolidated for income tax purposes with its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. The Company at June 30, 2007 has a net operating loss of approximately $240,689 which will be carried forward to offset future taxable income. The net operating loss carryforward will expire in 2026 and 2027. Deferred income tax assets are approximately $45,000 and are fully offset by a valuation allowance of $45,000.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has been named as a defendant in various arbitration proceedings and lawsuits incidental to its securities business that allege violations of Federal and State securities laws and claim. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2007

Schedule I

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2007

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 191,479
Total capital and allowable subordinated liabilities		191,479
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 16,485	
Property and equipment	34,755	(51,240)
Net capital before haircuts on securities positions		140,239
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(964)
Net capital		$ 139,275

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 15,649
Commissions payable	53,647
Total aggregate indebtedness	$ 69,296

Schedule I (continued)

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,622
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 134,275
Excess net capital at 1000%	$ 132,345
Ratio: Aggregate indebtedness to net capital	.50 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

SOUTHWEST TEXAS CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Company
National Financial Services, L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2007



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Southwest Texas Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Texas Capital, LLC (the "Company"), for the year ended June 30, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

CF & Co., L.L.P.

Dallas, Texas
August 23, 2007

END